UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure

Report

BAXANO SURGICAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33744	33-0909022
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

110 Horizon Drive, Suite 230

Raleigh, North Carolina 27615

(Address of principal executive offices) (Zip Code)

Timothy M. Shannon

Chief Financial Officer

(919) 800-0020

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

Section 1502 of Dodd Frank Wall Street Reform and Consumer Protection Act (“Section 1502”) defines conflict minerals as columbite-tantalite, cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten for these purposes (“Conflict Minerals”).

As required by Rule 13p-1 of the Securities Exchange Act of 1934, Baxano Surgical, Inc. (“the Company”) conducted a review of its products to determine whether Conflict Minerals are necessary to the functionality or production of those products. The Company discovered that the Conflict Minerals gold, tantalum and/or tungsten were contained in six components that are necessary to the functionality or production of certain of its products.

The Company conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals contained in these components, which confirmed that, during the period from January 1, 2013 to December 31, 2013, these Conflict Minerals did not come from the Democratic Republic of the Congo or any adjoining countries. As part of this inquiry, the Company notified its suppliers of components or assemblies containing Conflict Minerals, and requested and obtained from those suppliers a statement of conformance to the conflict minerals rules under Section 1502 and/or evidence that the source of those Conflict Minerals did not originate from the Democratic Republic of the Congo or any adjoining countries. The statements and evidence obtained from our suppliers included certifications that the raw materials used to produce the components or assemblies originated from sources outside of the Democratic Republic of the Congo or any adjoining countries and are conflict-free in compliance with Section 1502.

Other than the above noted components, the Company does not believe any of its other components manufactured and sold in 2013 contained any Conflict Minerals.

This Conflict Minerals Disclosure is also available on the Company’s website: www.baxanosurgical.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Baxano Surgical, Inc. (Registrant)

/s/ Timothy M. Shannon		June 2, 2014
Name	Timothy M. Shannon	(Date)
Title:	Chief Financial Officer